UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               September 26, 2008


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

RESEARCH UPDATE

NOVO NORDISK PROVIDES UPDATE ON CORPORATE STRATEGY AT ITS CAPITAL MARKETS DAY

At its Capital Markets Day today, Novo Nordisk will present robust progress in both the diabetes care and biopharmaceuticals pipelines, an update on productivity improvements in manufacturing and an overview of the company's current strategic position in core therapy areas and markets.

Key highlights presented today will include:

* Plans for how to sustain and expand Novo Nordisk's current protein franchises: insulin, GLP-1, NovoSeven(R) and Norditropin(R)

* New data from a 14-week extension of the LEAD(TM) 6 study confirms promising profile of liraglutide

*    Announcement of the intended brand name for liraglutide: Victoza(R)

* Update on the general haemophilia strategy including clinical activities with recombinant clotting factors VIII, IX and XIII.

Lars Rebien S0rensen, president and CEO: "With the pipeline progress we have achieved over the last couple of years, we are confident that we have secured the long-term sustainability of our key franchises within diabetes, the haemophilia inhibitor segment and growth hormone. Importantly, we are also developing liraglutide for the treatment of obesity, new coagulation factors for general haemophilia, as well as new protein therapeutics within the area of inflammation."

R&D highlights

DIABETES CARE AND OBESITY

New data from a 14-week extension of the LEAD(TM) 6 phase 3b study will be presented in addition to data from the entire phase 3a programme on liraglutide (LEAD(TM) studies 1-5). After the initial 26 weeks of treatment with either liraglutide or exenatide in the LEAD(TM) 6 study, 376 patients with type 2 diabetes entered a 14-week non-randomised extension study where all patients received liraglutide. Patients from the initial liraglutide treatment arm continued previous treatment at an unchanged dose while patients from the initial exenatide treatment arm were switched to liraglutide 1.8 mg once daily, following a two-week dose escalation period. Headline data from the study showed that patients who switched from exenatide to liraglutide experienced the following benefits which were all statistically significant:

*    reduction in HbA1c of 0.3 percentage points

*    decrease in fasting plasma glucose of 0.9 mmol/L

*    weight loss of approximately 1 kg

*    reduction in systolic blood pressure of close to 4 mmHg

The tolerability profile of liraglutide was confirmed in the 14-week extension.

The design of the phase 3b study comparing the effect of liraglutide with sitagliptin, both in combination with metformin, will also be presented. The study was initiated in June 2008 and headline results from the first 26 weeks of the study are expected in the third quarter of 2009.

The phase 3 programme for liraglutide in obesity is expected to be initiated before the end of 2008 and will include 4,500-5,000 patients. One-year data from the study is expected in early 2011. The phase 3 programme will, in accordance with US and European guidelines for development of obesity drugs, investigate weight management in obese subjects, but also explore a potential delay in onset of diabetes, weight management in type 2 diabetes as well as prevention of weight regain.

In addition, Novo Nordisk will provide an update on the clinical development of the next-generation insulins. Phase 2 programmes in both type 1 and type 2 diabetes for the next-generation insulins, NN1250 and NN5401, are now expected to be finalised before the end of 2008. Results from the phase 2 studies are expected to be presented in the first quarter of 2009.

BIOPHARMACEUTICALS

An updated strategy for haemophilia A and B will be presented and the clinical highlights are:

* A phase 1 study with a recombinant factor VIII compound is expected to be initiated before the end of 2008

* A phase 1 study with a long-acting recombinant factor IX compound is expected to be initiated in 2009

* Novo Nordisk has a longer-term aspiration to develop a long-acting recombinant factor VIII compound.

An update of Novo Nordisk's strategy for NovoSeven(R) and recombinant factor VIIa (rFVIIa) analogues will also be presented. The key clinical highlights are:

* The phase 2 study with NN1731, a fast-acting rFVIIa analogue, is still expected to be completed in the second half of 2009

* The phase 1 study with a long-acting rFVIIa derivative, NN7128, has completed phase 1 and a phase 2 study is expected to be initiated in 2009

* A subcutaneous version of rFVIIa is currently in phase 1 and a new phase 1 study is planned for subcutaneous administration of NN7128

* No further activities for rFVIIa within critical bleedings are currently planned.

In relation to factor XIII, Novo Nordisk will present:

* The design of a phase 3 study investigating recombinant factor XIII within congenital factor XIII deficiency. This study was initiated in August 2008

* A phase 2 study with recombinant factor XIII within prevention of bleeding in cardiac surgery, expected to be initiated in 2009.

Within the area of human growth hormone, Novo Nordisk will present its plans for label expansions as well as the clinical progress for a long-acting human growth hormone compound which is currently in phase 2 clinical development. The phase 3 study for the use of Norditropin(R) for the treatment of dialysis patients is now expected to be completed in 2012 due to slower than anticipated recruitment of patients.

Novo Nordisk will provide an update on the progress within the area of inflammation research. The update will include an overview of Novo Nordisk's core capabilities within inflammation as well as an announcement of the two first phase 1 studies within inflammation.

OPERATIONS HIGHLIGHTS

Novo Nordisk will present key productivity improvements within global manufacturing and give an update on globalisation of production. The presentation will include examples of productivity improvements in upstream production of insulin crystals in Denmark and downstream manufacturing at key production sites in Denmark, France, Brazil and the United States. The update will also include information on a new set-up for device production with a focus on globalisation and sourcing of production.

The update on global sales and market dynamics for Novo Nordisk's key products will include details on the market performance of the modern insulins, NovoSeven(R) and Norditropin(R) as well as a review of the potential for the strategic products. Focus will be on the following areas:

*    Modern insulin performance

*    Next Generation FlexPen(R) launch

* Review of the GLP-1 market potential and high-level launch plan for liraglutide including the intended brand name: Victoza(R)

*    Strategy for market entry into general haemophilia

Finally, Novo Nordisk will give an update on the market potential in the US and in International Operations with a special focus on China.

The above communication does not impact Novo Nordisk's expectations for the company's financial results for 2008, which were provided on 7 August in connection with the release of the financial results for the first six months of 2008.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,550 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

MEDIA:                                  INVESTORS:

Mike Rulis                              Mads Veggerby Lausten
Tel: (+45) 4442 3573                    Tel: (+45) 4443 7919
E-mail: mike@novonordisk.com            E-mail: mlau@novonordisk.com

                                        Hans Rommer
                                        Tel: (+45) 4442 4765
                                        E-mail: hrmm@novonordisk.com

In North America:
Sean Clements
Tel: (+1) 609 514 8316
E-mail: secl@novonordisk.com

Company Announcement no 61 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 26, 2008                       NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer